UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Acquisition of Treasury Shares

December 13, 2011 – 8:00 am CET

DISCLOSURE OF ACQUISITION OF TREASURY SHARES

BRUSSELS, Belgium, December 13, 2011 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, discloses the information with respect to the acquisition of treasury shares required under the article 207 of the Royal Decree of January 30, 2001 implementing the Belgian Company Code.

Delhaize Group has recently acquired the following number of shares on Euronext Brussels to fulfil its future delivery obligations related to its associate share compensation plans:

Purchase date	Number of shares purchased	Average unit purchase price (in €)	Lowest unit purchase price (in €)	Highest unit purchase price (in €)

December 2, 2011	20 000	44.51	44.20	44.89

December 5, 2011	2 467	44.99	44.92	45.00

December 6, 2011	17 533	44.33	43.74	44.92

December 7, 2011	20 000	43.10	42.77	43.27

More information on the modalities of these purchases can be found on the website www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2011, Delhaize Group’s sales network consisted of 3 362 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter of 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell:	+ 32 2 412 75 71
Aurélie Bultynck:	+ 32 2 412 83 61
Steven Vandenbroeke (media) :	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	December 14, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President